EXHIBIT 21



                             LIST OF SUBSIDIARIES



     The Partnership is a joint venture partner in JMB/Landings
Associates, a general partnership which holds title to The Landings Shopping Center, located in Sarasota, Florida.

      The Partnership is a joint venture partner in CIP/Ashby
Partners, a general partnership which held title to The Ashby at McLean Apartments, located in McLean, Virginia.

     The Partnership is a stockholder in the 1225 Investment
Corporation, a corporation which holds title to the 1225
Connecticut Avenue, N.W. Office Building located in Washington,
D.C.

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